UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Evolent Health, Inc. (the "Company," "we," or "our,") was incorporated as a Delaware corporation on December 12, 2014, for the purpose of pursuing the Company’s Initial Public Offering ("IPO"). Immediately prior to the completion of the IPO in June 2015, we completed a reorganization as follows (the "Offering Reorganization"):

•
We amended and restated our certificate of incorporation to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock. Each share of our Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders, and holders of Class A common stock and holders of Class B common stock vote together as a single class on all matters presented to stockholders for their vote or approval (except as otherwise required by law or pursuant to our amended and restated certificate of incorporation or our amended and restated bylaws);

•	Evolent Health Holdings, Inc. (our predecessor) merged with and into Evolent Health, Inc. and the surviving corporation of the merger was Evolent Health, Inc.;

•	An affiliate of TPG merged with and into Evolent Health, Inc. and the surviving corporation of the merger was Evolent Health, Inc.;

•
Each of the then-existing stockholders of Evolent Health Holdings, Inc. received four shares of our Class A common stock and certain stockholders received the right to certain payments under the Tax Receivables Agreement ("TRA") in exchange for each share of Class A common stock held in Evolent Health Holdings, Inc.;

•
TPG received 2,051,468 shares of Class A common stock of Evolent Health, Inc., together with the right to certain payments under the TRA in exchange for 100% of the equity that it held in its affiliate that was merged with Evolent Health, Inc.; and

•
We issued shares of our Class B common stock and the right to certain payments under the TRA to The Advisory Board Company, TPG (TPG Global, LLC and its affiliates including one or both of TPG Growth II BDH, LP and TPG Eagle Holdings, L.P.) and another investor each of which was a member of Evolent Health LLC prior to the Offering Reorganization.

The existing shareholders of Evolent Health Holdings, Inc. held the same economic and voting interest before and after the merger of Evolent Health Holdings, Inc. with and into Evolent Health, Inc., which represented a transaction among entities with a high degree of common ownership. As such, the merger is viewed as non-substantive and the consolidated financial statements of Evolent Health, Inc. reflect the historical accounting of Evolent Health Holdings, Inc. except that the legal capital reflects the capital of Evolent Health, Inc.

In addition, in connection with the Offering Reorganization, Evolent Health LLC amended and restated its operating agreement to establish two classes of equity (voting Class A common units and non-voting Class B common units); after the amendment, the pre-reorganization members of Evolent Health LLC (other than Evolent Health, Inc.) held 100% of the Class B common units and Evolent Health, Inc. held the Class A voting common units. Evolent Health LLC’s Class B common units can be exchanged (together with a corresponding number of shares of our Class B common stock) for one share each of our Class A common stock.

As described in greater detail in "Part II - Item 8. Financial Statements and Supplementary Data - Note 11" in the Company's Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016 and amended on April 1, 2015 ("2015 Form 10-K"), we entered into the Tax Receivables Agreement ("TRA") with the holders of Class B common units and another investor, pursuant to which we will pay them 85% of the amount of the cash savings, if any, in U.S. federal, state and local and foreign income tax that we realize as a result of possible increases in tax basis resulting from our exchanges of Class B common units (calculated assuming that any post-offering transfer of Class B common units (other than the exchanges) had not occurred) as well as certain other benefits attributable to payments under the TRA itself. The TRA also provides for the payment of 85% of the amount of the cash savings, if any, in U.S. federal, state and local and foreign income tax that we realize as a result of the utilization of the net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG attributable to periods prior to the IPO and the deduction of any imputed interest attributable to our payment obligations under the TRA. No exchanges or other tax benefits have been assumed in the unaudited pro forma consolidated statement of operations and therefore no pro forma adjustment related to the tax receivables agreement is necessary.

The following unaudited pro forma combined statement of operations is based on Evolent Health, Inc.'s historical financial statements and Evolent Health LLC's financial statements as adjusted to give effect to the Company's acquisition of Evolent Health LLC. The unaudited pro forma combined statement of operations for the year ended December 31, 2015, gives effect to the Offering Reorganization as if it had occurred on January 1, 2015.

The assumptions and estimates underlying the unaudited adjustments to the pro forma combined statement of operations are described in the accompanying notes, which should be read together with the unaudited pro forma condensed combined statement of operations. The pro forma combined statement of operations does not necessarily reflect what the combined company’s results of operations would have been had the acquisition occurred on the date indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual results of operations differ significantly from the pro forma amounts reflected herein.

The unaudited pro forma combined statement of operations should be read together with the Company's historical financial statements, which are included in the 2015 Form 10-K and quarterly reports on Form 10-Q, and Evolent Health LLC's historical financial statements, which are included in the Company's 2015 Form 10-K.

An unaudited pro forma combined statement of financial position is not presented as the audited balances presented as of December 31, 2015, in our 2015 Form 10-K reflect the results of the Offering Reorganization as of that date. Unaudited pro forma financial information is not presented as of or for any period subsequent to December 31, 2015, because our results as of such dates and for such periods include the results of the Offering Reorganization.

EVOLENT HEALTH, INC.
PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015
(unaudited, in thousands, except per share data)

					Evolent
					Health, Inc.
	Evolent	Evolent	Offering		Pro Forma
	Health, Inc.	Health LLC	Reorganization		for Offering
	Historical(3)(A)	Historical(3)(B)	Adjustments(3)(C)	Reorganization
Revenue
Transformation	$19,906	$15,755	$—		$35,661
Platform and operations	76,972	46,059	—		123,031
Total revenue	96,878	61,814	—		158,692

Expenses
Cost of revenue (exclusive of depreciation
and amortization presented separately below)	57,398	44,839	—		102,237
Selling, general and administrative expenses	75,286	58,457	—		133,743
Depreciation and amortization expenses	7,166	2,637	4,232	(i)	14,035
Total operating expenses	139,850	105,933	4,232		250,015
Operating income (loss)	(42,972)	(44,119)	(4,232)		(91,323)
Interest income (expense), net	293	38	—		331
Gain on consolidation	414,133	—	(414,133)	(ii)	—
Income (loss) from affiliates	(28,165)	—	28,165	(iii)	—
Other Income (expense), net	—	2	—		2
Income (loss) before income taxes
and non-controlling interests	343,289	(44,079)	(390,200)		(90,990)
Provision (benefit) for income taxes	23,475	—	(23,475)	(iv)	—
Net income (loss)	319,814	(44,079)	(366,725)		(90,990)
Net income (loss) attributable to
non-controlling interests	(12,680)	—	(18,861)	(v)	(31,541)
Net income (loss) attributable to
Evolent Health, Inc.	$332,494	$(44,079)	$(347,864)		$(59,449)

Earnings (Loss) Available for Common Shareholders
Basic	$330,310				$(59,449)
Diluted	319,814				(59,449)

Earnings (Loss) per Common Share **
Basic	$13.14				$(1.68)
Diluted	6.93				(1.68)

Weighted-Average Common Shares Outstanding **
Basic	25,129				35,397
Diluted	46,139				35,397

** Per share amounts reflect the inclusion of our 13.2 million IPO shares as of June 5, 2015, the date of our IPO.

See accompanying notes to the Unaudited Pro Forma Combined Financial Information

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that were (1) directly attributable to the Offering Reorganization, (2) factually supportable and (3) with respect to the pro forma combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The Offering Reorganization was accounted for under the acquisition method of accounting in accordance with Accounting Standard Codification ("ASC") Topic 805, Business Combinations. See Note 2 for additional information on the allocation of the value of the transaction.

2.	Allocation of Value

We accounted for obtaining control of Evolent Health LLC as a step acquisition and, accordingly, recognized the fair value of Evolent Health LLC’s assets acquired, liabilities assumed, non-controlling interests recognized and the remeasurement gain recorded on the previously held equity interests. As the acquisition was the result of the Offering Reorganization and not the purchase of additional interest in Evolent Health LLC, there were no assets acquired or liabilities assumed, and there was no purchase price paid as a part of the transaction. The allocation of the value of the transaction (in thousands) is included below:

Goodwill	$608,903
Intangible assets	169,000
Cash and restricted cash	21,930
Other assets	49,239
Remeasurement gain on previously held equity interest	(414,133)
Liabilities and deferred revenue	(71,299)
Non-controlling interests	(332,793)
Carrying value of previously held equity interest	(30,847)
Purchase price	$—

The estimated fair value of Evolent Health LLC was determined using a business enterprise valuation approach that discounted Evolent Health LLC’s projected cash flows based on an estimate of its weighted average cost of capital. Evolent Health LLC’s fair value was estimated to be $777.8 million. In addition, we determined the fair value of Evolent Health LLC’s tangible and identifiable intangible assets, deferred revenue and other liabilities, based on various income and market approaches, including the relief from royalty method for trade name and technologies, and the discounted cash flow method for customer relationships. We are amortizing the acquired identifiable intangible assets over their estimated useful lives on a straight-line basis. The Offering Reorganization was structured as a tax-free exchange and, therefore, did not result in tax deductible goodwill.

After the Offering Reorganization and the IPO, we owned 69.4% of the economic interests and 100% of the voting rights in Evolent Health LLC. Our operations will continue to be conducted through Evolent Health LLC and subsequent to the Offering Reorganization the financial results of Evolent Health LLC are consolidated in the financial statements of Evolent Health, Inc. Evolent Health, Inc. is a holding company whose principal asset is all of the Class A common units it holds in Evolent Health LLC, and its only business is to act as sole managing member of Evolent Health LLC.

As part of the Offering Reorganization we recorded intangible assets of $169.0 million as follows (in thousands):

		Gross
	Useful	Carrying
	Life	Amount
Corporate trade name	20	$19,000
Customer relationships	25	120,000
Technology	7	30,000
Total		$169,000

3.	Pro Forma Adjustments

The following adjustments have been reflected in the unaudited pro forma combined financial information:

A.	Represents the historical financial statements of Evolent Health Holdings, Inc., the predecessor for accounting purposes.

B.
Represents the historical financial statements of Evolent Health LLC for the period January 1, 2015, through June 3, 2015. As a result of the offering reorganization, Evolent Health, Inc. operates and controls all of the business and affairs of Evolent Health LLC and consolidates the financial results of Evolent Health LLC. Immediately prior to the Offering Reorganization, Evolent Health Holdings, Inc. accounted for its investment in Evolent Health LLC as an equity method investment.

C.	In order to reflect the Offering Reorganization as if it occurred on January 1, 2015, adjustments have been made to:

i.	reflect the inclusion of amortization expense for the intangible assets recorded as part of the Offering Reorganization for the period January 1, 2015, through June 3, 2015, prior to the transaction;

ii.
remove the remeasurement gain on the previously held equity interest in Evolent Health LLC as the adjustment is one time in nature and specifically related to the Offering Reorganization. As a result of the Offering Reorganization, Evolent Health, Inc. obtained voting control over Evolent Health LLC and therefore consolidated Evolent Health LLC and recognized a gain of $414.1 million upon obtaining control. The gain represented the excess of the fair value of our interest in Evolent Health LLC’s net assets over the carrying value of our equity method investment prior to the Offering Reorganization and is included in gain on consolidation in our consolidated statements of operations.

iii.	remove the loss from the equity method investment in Evolent Health LLC prior to consolidation;

iv.
remove the income tax provision recorded as part of the Offering Reorganization as the adjustment is one time in nature and specifically related to the Offering Reorganization. For the year ended December 31, 2015, the Company had a full valuation allowance recorded against the Company's net deferred tax assets; therefore, the Company recorded no provision or benefit for income taxes.

v.
reflect the inclusion of non-controlling interests in the consolidated entity representing Evolent Health LLC Class B common units that are held directly by TPG, The Advisory Board and another investor after the Offering Reorganization. Such Evolent Health LLC Class B common units represented 38.3% of all common units outstanding immediately following the Offering Reorganization and 29.7% of all common units outstanding as of December 31, 2015.